Exhibit 21.1

Subsidiaries as of December 23, 2020*

Name of Subsidiary	Jurisdiction of Incorporation or Organization
QuantumScape Subsidiary, Inc.	Delaware

*

Inclusion on the list above is not an admission that any of the above entities, individually or in the aggregate, constitutes a significant subsidiary within the meaning of Rule 1-02(w) of Regulation S-X and Item 601(b)(21)(ii) of Regulation S-K.